  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Adverum Biotechnologies, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05337G 10 7

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05337G 10 7

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Zygtech, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-

		6.	Shared Voting Power* 2,175,279

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power* 2,175,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,175,279

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 5.2%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

CUSIP No. 05337G 10 7

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Zygmunt Wilf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-

		6.	Shared Voting Power* 2,175,279

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power* 2,338176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,175,279

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 5.2%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer Adverum Biotechnologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1035 O’Brien Drive, Suite A Menlo Park, CA 94025

Item 2.
	(a)	Name of Person(s) Filing Zygtech, LLC and Zygmunt Wilf
	(b)	Address of Principal Business Office or, if none, Residence 820 Morris Turnpike, Suite 301 Short Hills, NJ 07078
	(c)	Citizenship New Jersey (Zygtech, LLC) and United States (Zygmunt Wilf)
	(d)	Title of Class of Securities Common Stock, $0.0001 per share
	(e)	CUSIP Number 05337G 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power**	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Zygtech LLC	-0-	2,175,279	2,175,279	5.2%

Zygmunt Wilf	-0-	2,175,279	2,175,279	5.2%

* All shares are held in the name of Zygtech, LLC. Mr. Wilf is a member of, and controls, Zygtech, LLC.

**Based upon 41,718,515 shares of Common Stock outstanding as of October 31, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2016.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2017

Zygtech, LLC

By:	/s/ Zygmunt Wilf
Name:	Zygmunt Wilf
Title:	Authorized Signatory

By:	/s/ Zygmunt Wilf
Name:	Zygmunt Wilf